January 18, 2005



Mail Stop 4-6

Dror Israel
LanOptics Ltd.
1 Hatamar Street
PO Box 527
Yokneam 20692
Israel


Re:	LanOptics Ltd.
	Registration Statement on Form F-3
	Filed December 23, 2004
	File No. 333-121611

	Form 20-F for the fiscal year ended December 31, 2003
	File No. 0-20860

Dear Mr. Israel:

	This is to advise you that we have limited our review of the above referenced Form F-3 to disclosure concerning selling shareholders and their role in the distribution, and an evaluation of the controls and procedures section of the above referenced Form
20-
F. Based on this limited review we have the following comments. Where indicated, we think you should revise your document in response to these comments. With respect to the comments on the Form 20-F, your response should be provided as soon as possible and not later than February 3, 2005. If you disagree with comments below, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3
1. Please identify the natural person(s) with sole/shared voting and\or dispositive power over the shares held by Omicron Master Trust. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations and interpretation I.60 of the July 1997 Corporation Finance Telephone Interpretation Manual.
2. Please confirm that none of the selling shareholders are broker-dealers or affiliates of broker-dealers other than Satellite Strategic Finance Associates, LLC.
3. You indicate that the selling shareholders may engage in short sales. Please confirm that that you and the selling shareholders are aware of our position on short sales. See interpretation A.65 of the
July 1997 Corporation Finance Telephone Interpretation Manual.

Form 20-F for December 31, 2003

     Item 15. Controls and Procedures
4. Your disclosure states "[d]uring the year 2003" you carried out an
evaluation of the effectiveness of your controls and procedures. Please note that Item 15(a) of Form 20-F requires that your conclusions regarding the effectiveness of your controls and procedures be "as of the end of the period covered by the report." Please advise whether management`s evaluation date was in fact as of the end of the period covered by your 20-F or whether an
alternative
evaluation date was chosen.  Please confirm that you will revise your
disclosure in future filings to meet the requirements of Item 15.
5. We note your statement that your chief executive officer and chief
financial officer concluded your controls and procedures are effective "in timely alerting them to material...." This statement appears to be narrower than Rule 13a-15(e). Please revise in future filings.
6. Finally, you state that there were no "significant changes" in your internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation." Please note that Item 15(d) requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. Therefore, please confirm to us that LanOptics did not experience any change in their internal control over financial reporting that has materially affected, or is reasonably likely to materially affect internal control over the 2003 fiscal year covered by your Form 20-F.
Additionally, please confirm that, to the extent applicable, you will revise your disclosure in future filings to meet the requirements of this Item.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper at (202)
824-
5523. If you require additional assistance you may contact the undersigned at (202) 942-1800.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director
cc: 	Steven J. Glusband, Esq.
	Carter Ledyard & Milburn LLP
	2 Wall Street
	New York, NY 10005